File No. 82-1264

04 FEB 26 AM 7:21

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

04010156

SUPPL

February 23, 2004

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on February 20, 2004, the following messages.

- Bridgestone Corporation Reports Sales and Earnings for Fiscal 2003
- Bridgestone to Purchase its Own Shares
- Notice Concerning Stock Options (Stock Acquisition Rights)
- Senior Management Changes

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

2/27

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone Corporation Reports Sales and Earnings for Fiscal 2003

Tokyo (February 20, 2004)—Bridgestone Corporation ("the Company") today announced its consolidated business and financial results for the fiscal year ended December 31, 2003. These results are for the Company and its consolidated subsidiaries, collectively referred to below as "the Companies." The Company had 424 consolidated subsidiaries and 213 equity method affiliates at December 31, 2003, and it had 436 consolidated subsidiaries and 228 equity method affiliates at December 31, 2002.

Here is a summary of the Companies' results in the past fiscal year and of management's projections for the Companies' sales and earnings performance in the present fiscal year, to December 31, 2004. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥107.13, the approximate exchange rate on December 31, the last day of the fiscal year.

I. Summary of Business and Financial Performance

A. Overall Results

The Companies recorded a 96% increase in net income in 2003, to ¥88.7 billion [$0.8 billion], on a 2% increase in net sales, to ¥2,303.9 billion [$21.5 billion]. Operating income was basically unchanged, at ¥183.2 billion [$1.7 billion], and ordinary income rose 13%, to ¥167.2 billion [$1.6 billion].

Net return on shareholders' equity was 10.5%, compared with 5.6% in the previous year; ordinary return on total assets (ordinary income divided by a simple average of total assets) was 7.7%, compared with 6.4% in the previous year; and ordinary return on sales was 7.3%, compared with 6.6% in the previous year. Net income per share of common stock increased 98%, to ¥102.75 [$0.96], and net assets per share increased 14%, to ¥1,056.54 [$9.86] at fiscal year-end. The Company also announced that management has proposed to maintain the annual cash dividends per share at ¥16.0 [$0.15].

Contrasting geographical trends characterized the operating environment. In Japan, the nascent economic recovery was weak. Private-sector capital spending increased as corporate earnings improved, but personal consumption and housing purchases were flat, and the employment picture was lackluster. In other markets, economic growth gained momentum in the United States and in Asian nations, but the weakening of the dollar in the second half affected Japanese exports adversely. Escalating costs for natural rubber and other raw materials, meanwhile, undercut profitability in all principal markets throughout the year.

The Companies worked aggressively in 2003 to increase sales and strengthen their overall competitiveness. They introduced appealing new products and refocused their product lines to serve the fast-growing demand for large-sized tires and high-performance tires. The companies also worked to raise productivity, streamline logistics, and hone their competitive edge in technology.

	FY2003	FY2002	Increase (decrease)	
			¥ billion	Percent
	¥ billion	¥ billion		
Net sales	2,303.9	2,247.7	56.1	2
Operating income	183.2	183.8	(0.5)	-
Ordinary income	167.2	147.8	19.4	13
Net income	88.7	45.3	43.3	96

Net income per share	¥	¥	¥	%
Basic	102.75	51.97	50.78	98
Diluted	102.56	51.89	50.67	98
Cash dividends per share	16.00	16.00	-	-

B. Results by Segment

Note:

The amounts for segment results include intersegment transactions that are eliminated in calculating the consolidated results.

1. By business segment

		FY2003	FY2002	Increase (decrease)	
				¥ billion	Percent
		¥ billion	¥ billion		
Tires	Sales	1,837.9	1,798.5	39.4	2
	Operating income	148.3	155.0	(6.7)	(4)
Other	Sales	484.5	467.5	17.0	4
	Operating income	34.6	28.3	6.2	22
Total	Sales	2,303.9	2,247.7	56.1	2
	Operating income	183.2	183.8	(0.5)	-

Sales of tires increased 2%, to ¥1,837.9 billion [$17.2 billion], led by successful product introductions and effective marketing programs in markets worldwide. However, operating income in the tire segment declined 4%, to ¥148.3 billion [$1.4 billion], largely because of the rising cost of raw materials and pension plan-related amortization costs.

Sales of other products rose 4%, to ¥484.5 billion [$4.5 billion], and operating income in this segment increased 22%, to ¥34.6 billion [$0.32 billion]. The Company's Japanese exports of industrial products and chemical products were solid, and its Japanese sales of precision components for office equipment grew strongly. Also contributing to growth in this segment was an increase in sales of automotive components.

2. By geographical segment

		FY2003	FY2002	Increase (decrease)	
				¥ billion	Percent
		¥ billion	¥ billion		
Japan	Sales	1,055.1	1,033.6	21.5	2
	Operating income	129.1	136.6	(7.4)	(5)
Americas	Sales	977.6	986.5	(8.9)	(1)
	Operating income	19.5	18.5	0.9	5
Europe	Sales	291.1	243.3	47.8	20
	Operating income	15.4	8.2	7.1	87
Other	Sales	352.6	292.3	60.2	21
	Operating income	21.5	21.7	(0.2)	(1)
Total	Sales	2,303.9	2,247.7	56.1	2
	Operating income	183.2	183.8	(0.5)	-

Sales in Japan increased 2%, to ¥1,055.1 billion [$9.8 billion], but operating income declined 5%, to ¥129.1 billion [$1.2 billion], mainly because of the rising cost of raw materials and pension plan-related amortization costs. Unit sales were solid in original equipment tires and significantly increased in exports to Europe, the Middle East, Asian nations, and Australia. That strength offset a unit sales decline in replacement tires in Japan, where demand was weak and where the Tochigi Plant fire crimped the Company's supply capacity. Business in Japan also benefited from strength in diversified products.

In the Americas, yen-denominated sales declined 1%, to ¥977.6 billion [$9.1 billion], because of the weakening of the dollar against the yen. The Company's operations in the Americas posted an increase in dollar-denominated sales. Yen-denominated operating income rose 5%, to ¥19.5 billion [$0.18 billion], as price increases, progress in shifting sales toward higher-value products, and strong sales of automotive components offset the adverse effects of the rising cost of raw materials and pension plan-related amortization costs. Unit sales of truck and bus tires in the Americas were strong. Unit sales of passenger car and light truck tires were also strong overall, as solid growth in Bridgestone-brand replacement tires offset a decline in original equipment sales.

Sales in Europe rose 20%, to ¥291.1 billion [$2.7 billion], and operating income climbed 87%, to ¥15.4 billion [$0.14 billion], reflecting success in focusing sales on high-value products and the results of a financial restructuring in the previous year. The sales and earnings figures also reflect a positive contribution from the strengthening of the euro against the yen. Unit sales of passenger car and light truck tires increased strongly in the original equipment market, and they also increased in the replacement market. The sales growth in replacement tires benefited from progress in expanding the network of Bridgestone-affiliated retailers. Unit sales also increased in truck and bus tires, led by growth in business with large fleet operators.

In other regions, sales rose 21%, to ¥352.6 billion [$3.3 billion], though operating income declined 1%, to ¥21.5 billion [$0.20 billion], on account of the rising cost of raw materials. Unit sales surged in the original equipment market, and vigorous marketing also achieved strong unit sales growth in replacement tires.

II. Dividends

Management has proposed a year-end dividend of ¥8 [$0.07] per share, including a special dividend of ¥2 [$0.02]. The company paid an interim dividend of ¥8 [$0.07] per share, including a special dividend of ¥2 [$0.02]. Approval of the proposed year-end dividend at the general meeting of shareholders would thus maintain the annual dividend at ¥16 [$0.15] per share.

III. Financial Position

A. Cash Flows

		FY2003	FY2002	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		258.1	269.0	(10.9)
Net cash used in investing activities		(146.9)	(104.8)	(42.0)
Net cash used in financing activities		(18.8)	(182.9)	164.0
Effect of exchange rate changes on cash and cash equivalents		(0.5)	(13.6)	13.0
Net increase (decrease) in cash and cash equivalents		91.7	(32.3)	124.1
Cash and cash equivalents	At beginning of year	206.5	238.9	(32.3)
	At end of year	298.2	206.5	91.7

Cash and cash equivalents increased ¥91.7 billion [$0.86 billion], to ¥298.2 billion [$2.8 billion] at year-end, compared with a decline of ¥32.3 billion in the previous year. Net cash provided by operating activities declined ¥10.9 billion [$0.10 billion], to ¥258.1 billion [$2.4 billion]. That net decline reflects an increase of ¥35.8 billion [$0.33 billion] in inventories, compared with an increase of ¥1.7 billion in the previous year, and ¥19.2 billion [$0.18 billion] in income taxes paid, compared with ¥21.6 billion in income taxes received in the previous year. Payments in connection with the voluntary product recall announced in the United States in 2000 declined to ¥11.0 billion [$0.10 billion], from ¥30.7 billion in the previous year. Income before income taxes and minority interests rose to ¥162.0 billion [$1.5 billion], from ¥110.9 billion in the previous year; depreciation and amortization declined to ¥104.3 billion [$0.97 billion], from ¥119.4 billion in the previous year; and notes and accounts receivable declined ¥37.9 billion [$0.35 billion], compared with an increase of ¥43.2 billion in the previous year.

Net cash used in investing activities increased ¥42.0 billion [$0.39 billion], to ¥146.9 billion [$1.4 billion]. Payments for purchases of property, plant and equipment increased to ¥141.6 billion [$1.3 billion], from ¥107.7 billion in the previous year.

Net cash used in financing activities declined ¥164.0 billion [$1.5 billion], to ¥18.8 billion [$0.18 billion]. Proceeds from long-term borrowings totaled ¥52.2 billion [$0.49 billion], compared with ¥25.3 billion in the previous year, and proceeds from the issuance of bonds totaled ¥107.1 billion [$1.0 billion], compared with ¥17.2 billion in the previous year.

Repayments of long-term borrowings totaled ¥65.8 billion [$0.61 billion], compared with ¥217.3 billion in the previous year, and redemptions of bonds totaled ¥29.7 billion [$0.28 billion], compared with ¥13.0 billion in the previous year. Payments for share repurchasing totaled ¥32.3 billion [$0.30 billion], compared with ¥0.7 billion in the previous year.

B. Trends in Cash Flow Indicators

	FY2001	FY2002	FY2003
Shareholders' equity to total assets (%)	34.2	37.1	40.0
Market capitalization* to total assets (%)	48.9	59.0	54.5
Interest-bearing debt to operating cash flow** (years)	5.2	1.7	1.9
Operating cash flow* to interest expense (times)	5.5	17.0	20.0

* The number of shares of common stock issued and outstanding was 839,832,074 at December 31, 2003, and 860,336,994 at December 31, 2002.

** Net cash provided by operating activities

Outlook

The operating environment appears likely to remain challenging in 2004. Adverse factors include the rise in prices for natural rubber and other raw materials and the weakness of the dollar. Those factors could offset the positive contribution from generally strong economic trends in the United States and in Asian nations.

In Japan, management expects vigorous marketing efforts to achieve an increase in unit sales of replacement tires despite weak demand. They project declines in unit sales of original equipment tires in Japan and in unit exports of tires.

Management projects increases in unit sales of truck and bus tires and passenger car and light truck tires in the Americas. They expect demand in the Americas to remain generally strong.

Management also projects increases in unit sales of truck and bus tires and passenger car and light truck tires in Europe. They expect European demand to remain strong, too.

The following table presents a summary of management's business projections for 2004.

			FY2004 Projections	FY2003 Results	Increase (decrease)	
					¥ billion	Percent
			¥ billion	¥ billion		
First half	Net sales		1,100.0	1,112.1	(12.1)	(1)
	Operating income		60.0	71.3	(11.3)	(16)
	Ordinary income		52.0	65.8	(13.8)	(21)
	Net income		27.0	31.9	(4.9)	(16)
Full year	Net sales		2,300.0	2,303.9	(3.9)	-
	Operating income		150.0	183.2	(33.2)	(18)
	Ordinary income		130.0	167.2	(37.2)	(22)
	Net income		75.0	88.7	(13.7)	(15)
Exchange rate—actual (FY2003) or assumed (FY2004)			Yen	Yen		
	First-half average	Yen/dollar	105	119		(12)
		Yen/euro	120	132		(9)
	Full-year average	Yen/dollar	105	116		(10)
		Yen/euro	120	131		(9)

Management plans to maintain the annual dividend at ¥16 per share in 2004. That would comprise an interim dividend of ¥8 per share, including a special dividend of ¥2, and a year-end dividend of ¥8, also including a special dividend of ¥2.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking Statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

– end –

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2002 (31 December 2002)		FY2003 (31 December 2003)		Changes
	Yen in million	%	Yen in million	%	Yen in million
Assets					
Current Assets:					
Cash	181,295		279,366		98,071
Notes and accounts receivable - trade	458,936		417,728		(41,208)
Short-term investments	17,890		10,000		(7,890)
Inventories	324,312		349,555		25,243
Deferred income taxes	119,739		66,916		(52,823)
Other	52,778		58,465		5,687
Allowance for doubtful accounts	(17,307)		(17,470)		(163)
Total Current Assets	1,137,646	53.1	1,164,563	52.4	26,917
Fixed Assets:					
Tangible assets					
Building and structures	228,044		218,076		(9,968)
Machinery and equipment	219,604		221,504		1,900
Land	121,543		122,492		949
Construction in progress	35,676		59,421		23,745
Other	41,539		42,650		1,111
Tangible assets	646,407	30.2	664,144	29.9	17,737
Intangible assets					
Rights and other	20,194		13,334		(6,860)
Intangible assets	20,194	0.9	13,334	0.6	(6,860)
Investments and Other Assets					
Investments in securities	120,396		208,059		87,663
Long-term loans receivable	16,884		19,590		2,706
Deferred income taxes	116,490		86,240		(30,250)
Other	86,920		65,844		(21,076)
Allowance for doubtful accounts	(1,012)		(1,164)		(152)
Total Investments and other assets	339,679	15.8	378,570	17.1	38,891
Net Fixed Assets	1,006,281	46.9	1,056,049	47.6	49,768
Total	2,143,927	100.0	2,220,612	100.0	76,685

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2002 (31 December 2002)		FY2003 (31 December 2003)		Changes
	Yen in million	%	Yen in million	%	Yen in million
Liabilities					
Current Liabilities:					
Notes and accounts payable - trade	159,328		151,837		(7,491)
Short-term borrowings	164,895		76,960		(87,935)
Commercial paper	419		–		(419)
Current portion of straight bonds	13,715		10,927		(2,788)
Current portion of convertible bonds	2,480		–		(2,480)
Income taxes payable	11,075		11,168		93
Deferred income taxes	2,644		1,661		(983)
Provision for voluntary tire recall	34,170		14,965		(19,205)
Accounts payable - other	104,374		117,040		12,666
Accrued expenses	147,785		143,811		(3,974)
Other	37,978		38,269		291
Total Current Liabilities	678,867	31.7	566,642	25.5	(112,225)
Long-term Liabilities:					
Straight bonds	50,000		130,000		80,000
Long-term borrowings	238,659		269,350		30,691
Deferred income taxes	24,144		23,265		(879)
Accrued pension and liability for retirement benefits	274,777		269,538		(5,239)
Warranty reserve	18,553		16,268		(2,285)
Other	23,985		21,020		(2,965)
Total Long-term Liabilities	630,119	29.4	729,444	32.9	99,325
Total Liabilities	1,308,986	61.1	1,296,086	58.4	(12,900)
Minority Interests					
Minority Interests	38,927	1.8	36,539	1.6	(2,388)
Shareholders' Equity					
Common stock	125,120	5.8	126,354	5.7	1,234
Additional paid-in capital	120,844	5.6	122,079	5.5	1,235
Retained earnings	662,348	30.9	740,187	33.3	77,839
Net unrealized gains on securities	38,009	1.8	84,496	3.8	46,487
Foreign currency translation adjustments	(149,031)	(6.9)	(151,475)	(6.8)	(2,444)
Treasury stock, at cost	(1,278)	(0.1)	(33,654)	(1.5)	(32,376)
Total Shareholders' Equity	796,013	37.1	887,986	40.0	91,973
Total	2,143,927	100.0	2,220,612	100.0	76,685

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2002 (January 2002 through December 2002)			FY2003 (January 2003 through December 2003)			Changes	
	Yen in million		%	Yen in million		%	Yen in million	%
Net Sales		2,247,769	100.0		2,303,917	100.0	56,148	—
Cost of Sales		1,405,390	62.5		1,441,638	62.6	36,248	0.1
Gross profit		842,378	37.5		862,278	37.4	19,900	(0.1)
Selling, General and Administrative Expenses		658,516	29.3		678,984	29.4	20,468	0.1
Operating income		183,861	8.2		183,293	8.0	(568)	(0.2)
Non-operating Income								
Interest income	3,839			4,340				
dividend income	981			1,015				
Other	16,323	21,145	0.9	17,420	22,776	1.0	1,631	0.1
Non-operating Expenses								
Interest expense	16,204			11,962				
Foreign currency exchange loss	8,539			4,403				
Other	32,391	57,136	2.5	22,408	38,773	1.7	(18,363)	(0.8)
Ordinary income		147,871	6.6		167,296	7.3	19,425	0.7
Extraordinary Income								
Gain on insurance claims	—	—	—	4,339	4,339	0.2	4,339	0.2
Extraordinary Loss								
Impairment losses on assets	36,935			5,767				
Loss on fire incident	—	36,935	1.7	3,833	9,600	0.5	(27,335)	(1.2)
Income (loss) before income taxes and minority interests		110,935	4.9		162,035	7.0	51,100	2.1
Income taxes - current	10,984			20,911				
Income taxes - deferred	50,190	61,174	2.7	47,815	68,727	2.9	7,553	0.2
Minority Interests		4,382	0.2		4,588	0.2	206	0.0
Net Income		45,378	2.0		88,719	3.9	43,341	1.9

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows

	FY2002 (January 2002 December 2002)	FY2003 (January 2003 December 2003)	Changes
	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities			
Income (loss) before income taxes and minority interests	110,935	162,035	51,100
Depreciation and amortization	119,465	104,383	(15,082)
Increase in accrued pension and liability for retirement benefits	35,041	3,710	(31,331)
Interest and dividend income	(4,821)	(5,356)	(535)
Interest expense	16,204	11,962	(4,242)
Foreign currency exchange loss (gain)	133	0	(133)
Gain on sales of tangible assets	(1,379)	(2,046)	(667)
Gain on sales of investments in securities	(262)	(284)	(22)
Gain on insurance claims	—	(4,339)	(4,339)
Impairment losses on assets	36,935	5,767	(31,168)
Loss on fire incident	—	3,833	3,833
(Increase) decrease in notes and accounts receivable	(43,241)	37,940	81,181
(Increase) decrease in inventories	(1,708)	(35,885)	(34,177)
Increase (decrease) in notes and accounts payable	26,755	(2,628)	(29,383)
Bonuses paid to directors	(525)	(641)	(116)
Other	(1,682)	14,849	16,531
Subtotal	291,850	293,299	1,449
Interest and dividends received	4,881	4,945	64
Interest paid	(15,861)	(12,934)	2,927
Payment for North American plant restructuring	(2,719)	(989)	1,730
Payment for voluntary tire recall	(30,737)	(11,088)	19,649
Insurance claims received	—	4,339	4,339
Payment for fire incident	—	(170)	(170)
Income taxes received (paid)	21,667	(19,276)	(40,943)
Net Cash Provided by Operating Activities	269,081	258,125	(10,956)
Cash Flows from Investing Activities			
Payments for purchase of tangible assets	(107,799)	(141,606)	(33,807)
Proceeds from sales of tangible assets	9,487	3,409	(6,078)
Payments for purchase of intangible assets	(156)	(273)	(117)
Payments for investments in securities	(7,387)	(20,049)	(12,662)
Proceeds from sales of investments in securities	1,090	3,935	2,845
Payments for acquisition of loans receivable	(2,806)	(1,664)	1,142
Proceeds from collection of loans receivable	5,299	3,265	(2,034)
Other	(2,604)	6,024	8,628
Net Cash Used in Investing Activities	(104,877)	(146,958)	(42,081)
Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	(36,511)	(27,444)	9,067
Proceeds from long-term borrowings	25,305	52,253	26,948
Repayments of long-term borrowings	(217,326)	(65,807)	151,519
Proceeds from issuance of bonds	17,278	107,163	89,885
Payments for redemption of bonds	(13,047)	(29,714)	(16,667)
Payments for purchase of treasury stock	(749)	(32,376)	(31,627)
Sale-leaseback transactions	26,368	—	(26,368)
Repayments of financial lease obligations	(6,713)	(6,442)	271
Cash dividends paid	(13,764)	(13,493)	271
Cash dividends paid to minority	(801)	(2,970)	(2,169)
Sale (payments for repurchase) of accounts receivable	36,987	—	(36,987)
Other	71	5	(66)
Net Cash Provided by (Used in) Financing Activities	(182,903)	(18,826)	164,077
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(13,693)	(596)	13,097
Net Increase (Decrease) in Cash and Cash Equivalents	(32,393)	91,744	124,137
Cash and Cash Equivalents at Beginning of Year	238,913	206,520	(32,393)
Cash and Cash Equivalents at End of Year	206,520	298,264	91,744

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Nonconsolidated Financial Highlights (Parent Company)

FOR THE YEAR

	FY2002 (January 2002 through December 2002)		FY2003 (January 2003 through December 2003)		Changes	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	741,045	100.0	765,638	100.0	24,593	—
Operating income	124,881	16.8	105,580	13.8	(19,301)	(3.0)
Ordinary income	118,700	16.0	107,529	14.0	(11,171)	(2.0)
Net income	34,020	4.6	63,088	8.2	29,068	+3.6
Per Share Data	Yen		Yen		Yen	%
Net income						
Basic	39.40		73.48		34.08	+86.5
Diluted	39.34		73.35		34.01	+86.5
Cash dividends	16.00		16.00		—	—

AT YEAR-END

	FY2002 (31 December 2002)	FY2003 (31 December 2003)	Changes	
	Yen in million	Yen in million	Yen in million	%
Total assets	1,380,645	1,494,145	113,500	+8.2
Shareholders' equity	880,730	940,406	59,676	+6.8
	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	860,341	839,836	(20,505)	(2.4)
	Percent	Percent	Percent	
Net income to shareholders' equity	3.9	6.9	3.0	

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone : (03) 3563-6811
Fax : (03) 3567-4615

Notice Concerning Stock Options (Stock Acquisition Rights)

Tokyo (February 20, 2004)—Bridgestone Corporation (the "Company") announced today that its Board of Directors resolved at a meeting today to seek authorization from the Company's shareholders to issue stock acquisition rights. This resolution is pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at the Company's 85th general shareholders' meeting on March 30, 2004.

The stock acquisition rights and applicable terms described below are subject to the approval of the agendum "Issue of Stock Acquisition Rights as Stock Options" at the Company's upcoming general shareholders' meeting.

1. Reason

The reason for issuing stock acquisition rights is to motivate directors and employees of the Company and thereby improve long-term business performance. The Company will issue stock acquisition rights to directors and employees of the Company to subscribe for or purchase shares of common stock of the Company on the terms outlined below.

2. Summary of Terms

(1) Class and Number of Shares to be Issued

Up to 270,000 shares of common stock of the Company

The number of shares per stock acquisition right shall be 1,000 shares. If the shares are split or consolidated after the issue date of the stock acquisition rights, the allotted number of shares shall be adjusted according to the following formula, and any fractional share arising as a result of such adjustment shall be discarded.

The aggregated number of stock acquisition rights shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of stock acquisition rights remaining unexercised or not cancelled at the relevant time.

$$\text{Allotted number of shares after adjustment} = \text{Allotted number of shares before adjustment} \times \text{Ratio of split or consolidation}$$

In the event of a capital reduction by the Company, a merger with another company or a corporate split, the allotted number of shares shall be adjusted to the extent appropriate to the event that occasions the adjustment. The aggregate number of stock acquisition rights shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of stock acquisition rights remaining unexercised or not cancelled at the relevant time.

(2) Total Number of Stock Acquisition Rights to be Issued

Up to 270

(3) Issue Price

The rights shall be issued gratis.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of each stock acquisition right shall be the amount obtained by multiplying the paid-in value per share to be issued or transferred by the allotted number of shares.
This paid-in price shall be the higher of (1) the price obtained by multiplying the average closing prices of the common stock of the Company on the regular trading days of the Tokyo Stock Exchange for one month (excluding the days on which no transactions are made) immediately prior to the month of the issue date by 1.05 (any amount less than one (1) yen arising from the calculation shall be rounded up the nearest one (1) yen) and (2) the closing price of on the issue date (if there is no closing price on that date, the closing price on the immediately preceding trading day.)

In any of the following events, the paid-in price shall be adjusted as described.

(i) If the Company splits or consolidates its common stock, the paid-in price shall be adjusted according to the following formula, and any amount less than one (1) yen arising from this adjustment shall be rounded up to the nearest one (1) yen.

$$\text{Paid-in price after adjustment} = \text{Paid-in price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(ii) If new shares are issued or treasury stock is sold at a price below the market price (excluding cases of the exercise of stock acquisition rights, the exercise of subscription rights pursuant to Article 280-19 of the Commercial Code of Japan as stipulated before Commercial Code 128 was effective, and the exercise of stock transfer rights pursuant to Article 210-2), the paid-in price shall be adjusted according to the following formula, and any amount of less than one (1) yen arising from this adjustment shall be rounded up to the nearest one (1) yen.

$$\text{Paid-in price after adjustment} = \text{Paid-in price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares newly issued} \times \text{Paid-in value per share}}{\text{Market Price}}}{\text{Number of outstanding shares} + \text{Number of shares newly issued}}$$

(iii) In the case of a capital reduction by the Company, a merger with another company or a corporate split, the Paid-in Price shall be adjusted to the extent appropriate to the event that occasions the adjustment.

(5) Exercise Period

From April 1, 2006, to March 31, 2011

(6) Other Conditions

(i) No stock acquisition right shall be exercised in part.

(ii) Other conditions for exercising the stock acquisition rights shall be determined by the Board of Directors of the Company.

(7) Cancellation of Stock Acquisition Rights

(i) The Company may cancel the stock acquisition rights without consideration on approval by a general shareholders' meeting of a merger agreement in which the Company is to be dissolved or of a share exchange agreement or share transfer through which the Company will become a wholly owned subsidiary.

(ii) The Company may, at any time, cancel the stock acquisition rights without consideration if the Company has acquired and held the unexercised stock acquisition rights.

(8) Restriction on Transfer of Stock Acquisition Rights

Any transfer of stock acquisition rights shall be subject to approval of the Board of Directors.

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NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone to Purchase Its Own Shares

Company will purchase up to 32 million shares worth up to ¥50 billion

Tokyo (February 20, 2004)—Bridgestone Corporation is preparing to purchase its own shares as part of the company's ongoing efforts to maximize shareholder value. The prospective purchase is in accordance with Section 210 Commercial Code of Japan and is subject to approval at the ordinary general meeting of shareholders on March 30, 2004. It pertains to common stock in a quantity or value of up to the lower of 32 million shares or ¥50 billion.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Senior Management Changes

Tokyo (February 20, 2004)—Bridgestone Corporation announced today that the Board of Directors approved the following changes in the Board of Directors, in Corporate Auditors and in Corporate Officers today. The proposed changes in the Board of Directors and in Corporate Auditors are subject to approval at the General Meeting of Shareholders on March 30, 2004.

1. New Candidate for Board of Directors

-Mark A. EMKES
New position and responsibilities:
Chairman and CEO of Bridgestone Americas Holding, Inc.
*effective April 1
Present position and responsibilities:
Executive Vice President of Bridgestone Americas Holding, Inc.

2. New Candidate for Corporate Auditors

-Yo TAKEUCHI
Non Executive Member, Board of Corporate Auditors

3. Retiring Directors

-Keisuke SUZUKI
Executive Vice President, Member of the Board
Responsible for Original Equipment and International Operations

-John T. LAMPE
Member of the Board
Chairman, CEO and President of Bridgestone Americas Holding, Inc.

4. Retiring Auditor

-Akio KASHIMA
Non Executive Member, Board of Corporate Auditors

5. Candidate for Reelection to Corporate Auditors

-Hiroshi ISHIBASHI
Non Executive Member, Board of Corporate Auditors

6. New Members of Corporate Officers (effective March 30)

-Osamu MORI
New position and responsibilities:
Vice President and Officer, Electro-Materials
Present position and responsibilities:
Director, Electro-Materials Division

-Hiroshi YAMAGUCHI
New position and responsibilities:
Vice President and Officer, Brand Management and Product Planning
Present position and responsibilities:
Director, Tire Development Division I

-Yuji TOMIYASU
New positions and responsibilities:
Vice President and Officer,
Delegated on secondment to Bridgestone Americas Holding, Inc.
Vice Chairman, and President of Bridgestone Americas Holding, Inc.
*effective April 1
Present positions and responsibilities:
Delegated on secondment to Bridgestone Americas Holding, Inc.
Executive Vice President of Bridgestone Americas Holding, Inc.

7. Newly Promoted Corporate Officers (effective March 30)

-Minekazu FUJIMURA
New positions and responsibilities:
Vice President and Senior Officer,
Delegated on secondment to Bridgestone Europe NV/SA
Chairman, CEO of Bridgestone Europe NV/SA
Present position and responsibilities:
Vice President and Officer, Brand Management and Product Planning

-Tomoyuki IZUMISAWA
New position and responsibilities:
Vice President and Senior Officer, Corporate Administration
Present positions and responsibilities:
Vice President and Officer, Human Resources and General Affairs
Concurrently Director of Executive Office

8. Retiring Corporate Officers (effective March 30)

-Yasuyoshi KAWAGUCHI (effective March 9)
Vice President and Senior Officer,
Delegated on secondment to Asahi Carbon Co., Ltd.

-Hideki INOSE (effective March 30)
Vice President and Officer, Off-the-Road, Aircraft and Motorsports Tire Sales

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Mark A. EMKES

Chairman and CEO
Bridgestone/Firestone North American Tire, LLC

Executive Vice President
Bridgestone Americas Holding, Inc.
Nashville, Tennessee

Born: **February 16, 1953, Illinois**

Jun 1976	Joined the Firestone Tire & Rubber Company International Trainee, Houston, Texas
Oct 1987	Latin America Export Manager, Sao Paulo, Brazil
Oct 1988	Sales Director, Bridgestone/Firestone Brazil, Sao Paulo, Brazil
Dec 1990	President and Managing Director, Bridgestone/Firestone Mexico, Mexico City, Mexico
Jul 1997	President and Managing Director, Bridgestone/Firestone Brazil, Sao Paulo, Brazil
May 1999	Board of Directors and Executive Vice President, Bridgestone/Firestone, Inc.
Oct 2000	President, Latin American Operations, Bridgestone/Firestone, Inc., Nashville, TN
Sep 2002	Chairman, CEO and President of Bridgestone/Firestone North American Tire, LLC and Executive Vice President of Bridgestone Firestone Americas Holding, Inc.
Jan 2004	Chairman, CEO of Bridgestone/Firestone North American Tire, LLC and Executive Vice President of Bridgestone Americas Holding, Inc.

As of February 20, 2004

Yo TAKEUCHI

Non Executive Member
Board of Corporate Auditors

Born: Sep 24, 1939

1963 (Mar) Graduated from Touhoku University B.A. (Law)

1966 (Apr) Lawyer

As of February 20, 2004

Osamu MORI

Vice President & Officer

Born: Aug 17, 1948

1972 (Mar)	Graduated from Nagoya University B.S. (Chemical Engineering)
1972 (Apr)	Joined Bridgestone Tire Co., Ltd. (Now Bridgestone Corporation)
1997 (Oct)	General Manager, Building Materials and Equipments Development Dept.
1999 (May)	General Manager, Building Materials and Equipments Sales Dept.
2000 (Jan)	Director, Building Materials and Equipments Div.
2002 (Jul)	Director, Electro-Materials Div.

As of February 20, 2004

Hiroshi YAMAGUCHI

Vice President & Officer

Born: Mar 21, 1949

1971	(Mar)	Graduated from Nagasaki University B.S. (Mechanical Engineering)
1971	(Apr)	Joined Bridgestone Tire Co., Ltd.(Now Bridgestone Corporation)
1996	(Nov)	General Manager, Aircraft Tire Development Dept.
1997	(Mar)	General Manager, Truck and Bus Tire Development Dept.
2000	(Nov)	Director, Tire Development Div. I

As of February 20, 2004

Yuji TOMIYASU

Vice President & Officer

Born: Apr 12, 1951

1974 (Mar)	Graduated from Keio University B.A. (Economics)
1974 (Apr)	Joined Bridgestone Tire Co., Ltd.(Now Bridgestone Corporation)
1992 (Jun)	Delegated on secondment to Bridgestone/Firestone Europe S.A.
1997 (Jul)	General Manager, Global O.E. business Planning Dept.
2001 (Feb)	Director, O.E. sales Administration Div.
2002 (Jan)	Director, Americas and Europe Operations Div.
2004 (Jan)	Delegated on secondment to Bridgestone Americas Holding, Inc.
	Executive vice president thereof
	Vice Chairman and President of Bridgestone/Firestone North American Tire, LLC

As of February 20, 2004